# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARKETWISE, INC., CIK 0001805651
CUSIP: 57064P206
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 1125 N. CHARLES STREET, BALTIMORE, Maryland (MD), 21201
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002124884

## Reporting persons
- Pinkney Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 135,000; shared voting power 0; sole dispositive power 135,000; shared dispositive power 0; aggregate amount beneficially owned 135,000 (5.5% of the class)
  Comment: Power is exercised by its investment advisor, BBT Capital Management Advisors, LLC, pursuant to the terms of an Investment Advisory and Management Agreement.

## Item 1. Issuer
Name of issuer: MARKETWISE, INC.
Address of issuer's principal executive offices: 1125 N. CHARLES STREET, BALTIMORE, MARYLAND, 21201.

## Item 2. Person Filing
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Pinkney Partners, L.P., a Delaware limited partnership (the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Pinkney Genpar, LLC, a Delaware limited liability company ("Pinkney Genpar"), BBT Capital Management, LLC, a Delaware limited liability company ("BBTCM"), BBT Capital Management Advisors, LLC, a Delaware limited liability company ("BBTCMA"), Sid R. Bass Management Trust, a trust established under the laws of the State of Texas (the "Trust"), Sid R. Bass ("Bass") and John L. Marion ("Marion"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Item 2 Persons is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 135,000.

In its capacity as the general partner of the Reporting Person, Pinkney Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 135,000 shares of the Stock.

In its capacity as the sole managing member of Pinkney Genpar, BBTCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 135,000 shares of the Stock.

Pursuant to an Investment Advisory and Management Agreement with the Reporting Person and Pinkney Genpar, BBTCMA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 135,000 shares of the Stock.

In its capacity as (i) the owner of a substantial majority of the limited partnership interests in the Reporting Person and (ii) the sole member of each of BBTCM and BBTCMA, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 135,000 shares of the Stock.

In his capacity as (i) the President of each of BBTCM and BBTCMA and (ii) the sole grantor and trustee of the Trust, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 135,000 shares of the Stock.

In his capacity as a member of Pinkney Genpar providing consultative, research and advisory activities to the Reporting Person from time to time (as requested by BBTCM, the sole managing member of Pinkney Genpar), Marion may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 135,000 shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Percent of class:
The Reporting Person is the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.

Pinkney Genpar may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.

BBTCM may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.

BBTCMA may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.

The Trust may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.

Bass may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.

Marion may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of the Stock.
Sole power to vote or to direct the vote:
Acting through its investment advisor, BBTCMA, the Reporting Person has the sole power to vote or to direct the vote of 135,000 shares of the Stock.

Pinkney Genpar has no power to vote or to direct the vote of any shares of the Stock.

BBTCM has no power to vote or to direct the vote of any shares of the Stock.

Pursuant to an Investment Advisory and Management Agreement with the Reporting Person and Pinkney Genpar, BBTCMA has the sole power to vote or to direct the vote of 135,000 shares of the Stock.

In its capacity as the sole member of BBTCMA, the Trust has the sole power to vote or to direct the vote of 135,000 shares of the Stock.

In his capacity as (i) the President of BBTCMA and (ii) the sole grantor and trustee of the Trust, Bass has the sole power to vote or to direct the vote of 135,000 shares of the Stock.

Marion has no power to vote or to direct the vote of any shares of the Stock.
Shared power to vote or to direct the vote:
The Reporting Person has no shared power to vote or to direct the vote of any shares of the Stock.

Pinkney Genpar has no shared power to vote or to direct the vote of any shares of the Stock.

BBTCM has no shared power to vote or to direct the vote of any shares of the Stock.

BBTCMA has no shared power to vote or to direct the vote of any shares of the Stock.

The Trust has no shared power to vote or to direct the vote of any shares of the Stock.

Bass has no shared power to vote or to direct the vote of any shares of the Stock.

Marion has no shared power to vote or to direct the vote of any shares of the Stock.
Sole power to dispose or to direct the disposition:
Acting through its investment advisor, BBTCMA, the Reporting Person has the sole power to dispose or to direct the disposition of 135,000 shares of the Stock.

Pinkney Genpar has no power to dispose or to direct the disposition of any shares of the Stock.

BBTCM has no power to dispose or to direct the disposition of any shares of the Stock.

Pursuant to an Investment Advisory and Management Agreement with the Reporting Person and Pinkney Genpar, BBTCMA has the sole power to dispose or to direct the disposition of 135,000 shares of the Stock.

In its capacity as the sole member of BBTCMA, the Trust has the sole power to dispose or to direct the disposition of 135,000 shares of the Stock.

In his capacity as (i) the President of BBTCMA and (ii) the sole grantor and trustee of the Trust, Bass has the sole power to dispose or to direct the disposition of 135,000 shares of the Stock.

Marion has no power to dispose or to direct the disposition of any shares of the Stock.
Shared power to dispose or to direct the disposition:
The Reporting Person has no shared power to dispose or to direct the disposition of any shares of the Stock.

Pinkney Genpar has no shared power to dispose or to direct the disposition of any shares of the Stock.

BBTCM has no shared power to dispose or to direct the disposition of any shares of the Stock.

BBTCMA has no shared power to dispose or to direct the disposition of any shares of the Stock.

The Trust has no shared power to dispose or to direct the disposition of any shares of the Stock.

Bass has no shared power to dispose or to direct the disposition of any shares of the Stock.

Marion has no shared power to dispose or to direct the disposition of any shares of the Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This Schedule 13G is being filed on behalf of the Reporting Person pursuant to Rule 13d-1(c). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pinkney Partners, L.P.: /s/ Thomas W. White, Vice President of Pinkney Genpar, LLC, general partner of Pinkney Partners, L.P. (03/27/2026)